LIMITED LIABILITY COMPANY AGREEMENT

OF

NUU COLLECTIVE LLC

This Limited Liability Company Agreement (this "**Agreement**") is effective as of [September 1, 2016] (the "**Effective Date**") by and among (i) Annette Azan and Elizabeth R. Zuber-Sherr (each a "**Founder**" and collectively, the "**Founders**") and those persons who execute a counterpart signature page or the Instrument of Adherence as recipients of common units of the Company (the "**Common Units,**" and each such person, together with the Founders, a "**Common Member**" and collectively, the "**Common Members**"), and (ii) those persons who execute a counterpart signature page or the Instrument of Adherence, as profits members (each a "**Profits Member**" and collectively, the "**Profits Members**," and together with the Common Members, each a "**Member**" and collectively, the "**Members**").

WHEREAS, the Founders formed Nuu Collective LLC (the "**Company**") as a Delaware limited liability company on 30th March 2016;

WHEREAS, the Members desire to enter into this Agreement as of the Effective Date in order to, among other things, set forth the Members' respective rights, powers, obligations and duties relating to the Company, as well as the operation and governance of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows.

I.

FORMATION OF THE COMPANY

I.1. Formation.

The Members acknowledge that the Certificate of Formation of the Company was filed with the Secretary of State of the State of Delaware on 30th March 2016 in accordance with the Delaware Limited Liability Company Act (the "**Act**"). Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

1. Registered Agent.

The registered office and agent of the Company shall be BlumbergExcelsior Corporate Services Inc, 1013 Centre Road, Suite 403S, Wilmington, DE 19805 and may be changed by the Management Committee from time to time.

I.2. Business Address.

LIMITED LIABILITY COMPANY AGREEMENT

OF

NUU COLLECTIVE LLC

This Limited Liability Company Agreement (this "**Agreement**") is effective as of [September 1, 2016] (the "**Effective Date**") by and among (i) Annette Azan and Elizabeth R. Zuber-Sherr (each a "**Founder**" and collectively, the "**Founders**") and those persons who execute a counterpart signature page or the Instrument of Adherence as recipients of common units of the Company (the "**Common Units,**" and each such person, together with the Founders, a "**Common Member**" and collectively, the "**Common Members**"), and (ii) those persons who execute a counterpart signature page or the Instrument of Adherence, as profits members (each a "**Profits Member**" and collectively, the "**Profits Members**," and together with the Common Members, each a "**Member**" and collectively, the "**Members**").

WHEREAS, the Founders formed Nuu Collective LLC (the "**Company**") as a Delaware limited liability company on 30th March 2016;

WHEREAS, the Members desire to enter into this Agreement as of the Effective Date in order to, among other things, set forth the Members' respective rights, powers, obligations and duties relating to the Company, as well as the operation and governance of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows.

I.

FORMATION OF THE COMPANY

I.1. Formation.

The Members acknowledge that the Certificate of Formation of the Company was filed with the Secretary of State of the State of Delaware on 30th March 2016 in accordance with the Delaware Limited Liability Company Act (the "**Act**"). Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

1. Registered Agent.

The registered office and agent of the Company shall be BlumbergExcelsior Corporate Services Inc, 1013 Centre Road, Suite 403S, Wilmington, DE 19805 and may be changed by the Management Committee from time to time.

I.2. Business Address.

LIMITED LIABILITY COMPANY AGREEMENT

OF

NUU COLLECTIVE LLC

This Limited Liability Company Agreement (this "**Agreement**") is effective as of [September 1, 2016] (the "**Effective Date**") by and among (i) Annette Azan and Elizabeth R. Zuber-Sherr (each a "**Founder**" and collectively, the "**Founders**") and those persons who execute a counterpart signature page or the Instrument of Adherence as recipients of common units of the Company (the "**Common Units,**" and each such person, together with the Founders, a "**Common Member**" and collectively, the "**Common Members**"), and (ii) those persons who execute a counterpart signature page or the Instrument of Adherence, as profits members (each a "**Profits Member**" and collectively, the "**Profits Members**," and together with the Common Members, each a "**Member**" and collectively, the "**Members**").

WHEREAS, the Founders formed Nuu Collective LLC (the "**Company**") as a Delaware limited liability company on 30th March 2016;

WHEREAS, the Members desire to enter into this Agreement as of the Effective Date in order to, among other things, set forth the Members' respective rights, powers, obligations and duties relating to the Company, as well as the operation and governance of the Company.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows.

I.

FORMATION OF THE COMPANY

I.1. Formation.

The Members acknowledge that the Certificate of Formation of the Company was filed with the Secretary of State of the State of Delaware on 30th March 2016 in accordance with the Delaware Limited Liability Company Act (the "**Act**"). Each Member agrees to be bound by and to comply with the provisions thereof and hereof.

1. Registered Agent.

The registered office and agent of the Company shall be BlumbergExcelsior Corporate Services Inc, 1013 Centre Road, Suite 403S, Wilmington, DE 19805 and may be changed by the Management Committee from time to time.

I.2. Business Address.

The principal place of business shall be located at POB 74 Sea Cliff NY 11579. The Management Committee may re-locate the principal place of business, in its sole discretion, and will notify the Members in writing of any such change.

1. Purpose and Character of Business.

The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities, necessary, convenient, desirable or incidental to the foregoing, and any such other activities as are contemplated by this Agreement or reasonably incidental to the foregoing.

2. Duration.

The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Article VIII.

I.3. Filings, Reports and Formalities.

The Management Committee shall cause the Company to make all filings and to submit all reports required to be filed or submitted under the Act with respect to the Company, and shall cause the Company to make such filings or take such other actions required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

II.

CERTAIN DEFINITIONS

Defined terms not otherwise defined herein shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"AAA" has the meaning set forth in Section 10.06.

"Act" has the meaning set forth in Section 1.01.

"Affected Member" means any Member (or his/her Assignee) who has a Triggering Event occur while owning a Membership Interest in the Company, as set forth in Section 7.04.

"Agreement" has the meaning set forth in the initial paragraph of this Agreement.

"Arbitrator" has the meaning set forth in Section 10.06.

The principal place of business shall be located at POB 74 Sea Cliff NY 11579. The Management Committee may re-locate the principal place of business, in its sole discretion, and will notify the Members in writing of any such change.

1. Purpose and Character of Business.

The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities, necessary, convenient, desirable or incidental to the foregoing, and any such other activities as are contemplated by this Agreement or reasonably incidental to the foregoing.

2. Duration.

The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Article VIII.

I.3. Filings, Reports and Formalities.

The Management Committee shall cause the Company to make all filings and to submit all reports required to be filed or submitted under the Act with respect to the Company, and shall cause the Company to make such filings or take such other actions required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

II.

CERTAIN DEFINITIONS

Defined terms not otherwise defined herein shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"AAA" has the meaning set forth in Section 10.06.

"Act" has the meaning set forth in Section 1.01.

"Affected Member" means any Member (or his/her Assignee) who has a Triggering Event occur while owning a Membership Interest in the Company, as set forth in Section 7.04.

"Agreement" has the meaning set forth in the initial paragraph of this Agreement.

"Arbitrator" has the meaning set forth in Section 10.06.

2

The principal place of business shall be located at POB 74 Sea Cliff NY 11579. The Management Committee may re-locate the principal place of business, in its sole discretion, and will notify the Members in writing of any such change.

1. Purpose and Character of Business.

The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and any and all activities, necessary, convenient, desirable or incidental to the foregoing, and any such other activities as are contemplated by this Agreement or reasonably incidental to the foregoing.

2. Duration.

The Company shall continue in perpetuity, unless it is sooner dissolved pursuant to Article VIII.

I.3. Filings, Reports and Formalities.

The Management Committee shall cause the Company to make all filings and to submit all reports required to be filed or submitted under the Act with respect to the Company, and shall cause the Company to make such filings or take such other actions required under the laws of any jurisdiction where the Company conducts business. Throughout the term of the Company, the Company shall comply with all requirements necessary to maintain the limited liability status of the Company and the limited liability of the Members under the laws of the State of Delaware and of each other jurisdiction in which the Company does business.

II.

CERTAIN DEFINITIONS

Defined terms not otherwise defined herein shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"AAA" has the meaning set forth in Section 10.06.

"Act" has the meaning set forth in Section 1.01.

"Affected Member" means any Member (or his/her Assignee) who has a Triggering Event occur while owning a Membership Interest in the Company, as set forth in Section 7.04.

"Agreement" has the meaning set forth in the initial paragraph of this Agreement.

"Arbitrator" has the meaning set forth in Section 10.06.

2

"Assignee" means a transferee of a Membership Interest who has not been admitted as a Member of the Company and thus has no voting rights or other benefits of membership hereunder, other than the right to share in profits and losses and distributions.

"Bankruptcy" means, with respect to any Member, a Member who (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated as bankrupt or insolvent; (4) files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding; or (6) seeks, consents to or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's properties.

"Buy-Out Value" means the fair market value as agreed to by the Affected Member and the Management Committee. If the Affected Member and the Management Committee cannot agree on the value within thirty (30) days of the date of the Event Notice, then the Affected Member and the Management Committee will agree to retain a satisfactory qualified, independent appraiser, the expense of which will be borne by the Company, to determine the fair market value. If the Affected Member and the Management Committee cannot agree on an appraiser within forty (40) days of the Event Notice, then the Management Committee will select a qualified, independent appraiser and such selection shall be binding on the Affected Member. The determination of the fair market value shall be completed within sixty (60) days from the date the appraiser is engaged and shall be final and binding upon the Company and the Affected Member.

"Capital Account" has the meaning set forth in Section 3.02 and Exhibit A hereto.

"Capitalization Table" has the meaning set forth in Section 3.01.

"Cash Available for Distribution" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Management Committee.

"Cessation of Membership" has the meaning set forth in Section 7.04(e).

"Change of Control Transaction" has the meaning set forth in Section 7.02(a).

"Code" means the Internal Revenue Code of 1986, as may be amended from time to time.

"Common Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Common Units" has the meaning set forth in the initial paragraph of this Agreement.

"Assignee" means a transferee of a Membership Interest who has not been admitted as a Member of the Company and thus has no voting rights or other benefits of membership hereunder, other than the right to share in profits and losses and distributions.

"Bankruptcy" means, with respect to any Member, a Member who (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated as bankrupt or insolvent; (4) files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding; or (6) seeks, consents to or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's properties.

"Buy-Out Value" means the fair market value as agreed to by the Affected Member and the Management Committee. If the Affected Member and the Management Committee cannot agree on the value within thirty (30) days of the date of the Event Notice, then the Affected Member and the Management Committee will agree to retain a satisfactory qualified, independent appraiser, the expense of which will be borne by the Company, to determine the fair market value. If the Affected Member and the Management Committee cannot agree on an appraiser within forty (40) days of the Event Notice, then the Management Committee will select a qualified, independent appraiser and such selection shall be binding on the Affected Member. The determination of the fair market value shall be completed within sixty (60) days from the date the appraiser is engaged and shall be final and binding upon the Company and the Affected Member.

"Capital Account" has the meaning set forth in Section 3.02 and Exhibit A hereto.

"Capitalization Table" has the meaning set forth in Section 3.01.

"Cash Available for Distribution" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Management Committee.

"Cessation of Membership" has the meaning set forth in Section 7.04(e).

"Change of Control Transaction" has the meaning set forth in Section 7.02(a).

"Code" means the Internal Revenue Code of 1986, as may be amended from time to time.

"Common Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Common Units" has the meaning set forth in the initial paragraph of this Agreement.

3

"Assignee" means a transferee of a Membership Interest who has not been admitted as a Member of the Company and thus has no voting rights or other benefits of membership hereunder, other than the right to share in profits and losses and distributions.

"Bankruptcy" means, with respect to any Member, a Member who (1) makes an assignment for the benefit of creditors; (2) files a voluntary petition in bankruptcy; (3) is adjudicated as bankrupt or insolvent; (4) files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation; (5) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding; or (6) seeks, consents to or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's properties.

"Buy-Out Value" means the fair market value as agreed to by the Affected Member and the Management Committee. If the Affected Member and the Management Committee cannot agree on the value within thirty (30) days of the date of the Event Notice, then the Affected Member and the Management Committee will agree to retain a satisfactory qualified, independent appraiser, the expense of which will be borne by the Company, to determine the fair market value. If the Affected Member and the Management Committee cannot agree on an appraiser within forty (40) days of the Event Notice, then the Management Committee will select a qualified, independent appraiser and such selection shall be binding on the Affected Member. The determination of the fair market value shall be completed within sixty (60) days from the date the appraiser is engaged and shall be final and binding upon the Company and the Affected Member.

"Capital Account" has the meaning set forth in Section 3.02 and Exhibit A hereto.

"Capitalization Table" has the meaning set forth in Section 3.01.

"Cash Available for Distribution" means the gross cash proceeds from Company operations less the portion thereof used to pay or establish reserves for all Company expenses, salaries, bonuses, taxes, debt payments, capital improvements, replacements and contingencies, plus the net cash proceeds from all sales, other dispositions and refinancings of Company property, all as determined by the Management Committee.

"Cessation of Membership" has the meaning set forth in Section 7.04(e).

"Change of Control Transaction" has the meaning set forth in Section 7.02(a).

"Code" means the Internal Revenue Code of 1986, as may be amended from time to time.

"Common Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Common Units" has the meaning set forth in the initial paragraph of this Agreement.

3

"Company" has the meaning set forth in the recitals.

"Confidential Information" has the meaning set forth in Section 9.01.

"Demand" has the meaning set forth in Section 10.06.

"Dispute" has the meaning set forth in Section 10.06.

"Effective Date" has the meaning set forth in the initial paragraph of this Agreement.

"Event Notice" has the meaning set forth in Section 7.04(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Issuances" means (a) securities issued to a commercial lender or lessor; (b) the sale or grant of Profits Units; (c) the issuance of securities pursuant to unit splits, unit dividends or similar transactions; (d) issuances of securities as part of an acquisition of another company or assets; or (e) issuances in connection with a strategic alliance or joint venture by the Company.

"Exercise Notice" has the meaning set forth in Section 7.04(b).

"Family Member" has the meaning set forth in Section 7.01(a).

"Family Transfer" has the meaning set forth in Section 7.01(a).

"Final Distribution" has the meaning set forth in Section 8.02(b).

"Fiscal Year" has the meaning set forth in Section 6.02.

"Founder(s)" has the meaning set forth in the preamble.

"Indemnified Party" has the meaning set forth in Section 5.03(a).

"Initial Offer" has the meaning set forth in Section 3.07.

"Initial Offer Period" has the meaning set forth in Section 3.07.

"Instrument of Adherence" means the Instrument of Adherence attached hereto as Annex I.

"Invention Ideas" has the meaning set forth in Section 9.01(b).

"Management Committee" means the committee, comprised of Managers, responsible for managing the Company.

"Manager(s)" has the meaning set forth in Section 5.01.

"Company" has the meaning set forth in the recitals.

"Confidential Information" has the meaning set forth in Section 9.01.

"Demand" has the meaning set forth in Section 10.06.

"Dispute" has the meaning set forth in Section 10.06.

"Effective Date" has the meaning set forth in the initial paragraph of this Agreement.

"Event Notice" has the meaning set forth in Section 7.04(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Issuances" means (a) securities issued to a commercial lender or lessor; (b) the sale or grant of Profits Units; (c) the issuance of securities pursuant to unit splits, unit dividends or similar transactions; (d) issuances of securities as part of an acquisition of another company or assets; or (e) issuances in connection with a strategic alliance or joint venture by the Company.

"Exercise Notice" has the meaning set forth in Section 7.04(b).

"Family Member" has the meaning set forth in Section 7.01(a).

"Family Transfer" has the meaning set forth in Section 7.01(a).

"Final Distribution" has the meaning set forth in Section 8.02(b).

"Fiscal Year" has the meaning set forth in Section 6.02.

"Founder(s)" has the meaning set forth in the preamble.

"Indemnified Party" has the meaning set forth in Section 5.03(a).

"Initial Offer" has the meaning set forth in Section 3.07.

"Initial Offer Period" has the meaning set forth in Section 3.07.

"Instrument of Adherence" means the Instrument of Adherence attached hereto as Annex I.

"Invention Ideas" has the meaning set forth in Section 9.01(b).

"Management Committee" means the committee, comprised of Managers, responsible for managing the Company.

"Manager(s)" has the meaning set forth in Section 5.01.

4

"Company" has the meaning set forth in the recitals.

"Confidential Information" has the meaning set forth in Section 9.01.

"Demand" has the meaning set forth in Section 10.06.

"Dispute" has the meaning set forth in Section 10.06.

"Effective Date" has the meaning set forth in the initial paragraph of this Agreement.

"Event Notice" has the meaning set forth in Section 7.04(b).

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Excluded Issuances" means (a) securities issued to a commercial lender or lessor; (b) the sale or grant of Profits Units; (c) the issuance of securities pursuant to unit splits, unit dividends or similar transactions; (d) issuances of securities as part of an acquisition of another company or assets; or (e) issuances in connection with a strategic alliance or joint venture by the Company.

"Exercise Notice" has the meaning set forth in Section 7.04(b).

"Family Member" has the meaning set forth in Section 7.01(a).

"Family Transfer" has the meaning set forth in Section 7.01(a).

"Final Distribution" has the meaning set forth in Section 8.02(b).

"Fiscal Year" has the meaning set forth in Section 6.02.

"Founder(s)" has the meaning set forth in the preamble.

"Indemnified Party" has the meaning set forth in Section 5.03(a).

"Initial Offer" has the meaning set forth in Section 3.07.

"Initial Offer Period" has the meaning set forth in Section 3.07.

"Instrument of Adherence" means the Instrument of Adherence attached hereto as Annex I.

"Invention Ideas" has the meaning set forth in Section 9.01(b).

"Management Committee" means the committee, comprised of Managers, responsible for managing the Company.

"Manager(s)" has the meaning set forth in Section 5.01.

4

"Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Membership Interest(s)" means, as to any Member, all of the interest of that Member in the Company including, without limitation, such Member's (i) right to a distributive share of the profits and losses and cash flow of the Company, (ii) right to a distributive share of Company assets and (iii) right, if any, to participate in the management of the business and affairs of the Company. Membership Interests shall be divided into and represented by Units.

"Option Period" has the meaning set forth in Section 7.04(b).

"Percentage Interest" means the fraction, expressed as a percentage, of the number of Units owned by a Member divided by the aggregate number of Units of the Company outstanding, as determined from time to time.

"Presumed Company Tax Liability" has the meaning set forth in Section 4.03.

"Profits Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Profits Units" has the meaning set forth in Section 3.01(b).

"Prohibited Transfers" means Transfers to non-accredited investors, competitive or potentially competitive persons and persons determined by the Management Committee, in its reasonable discretion, to whom a transfer could be detrimental to the Company.

"Purchase Interest" has the meaning set forth in Section 7.04(a).

"Purchase Option" has the meaning set forth in Section 7.04(a).

"Securities Act" means the Securities Act of 1933, as amended.

"Tax Matters Member" has the meaning set forth in Section 6.05.

"Threshold Value" means the Company's enterprise value, as the case may be, as determined by the Management Committee immediately prior to the issuance of a series of Profits Units.

"Transfer" has the meaning set forth in Section 7.01(a).

"Treasury Regulations" means the final and temporary regulations issued under the Code.

"Triggering Event(s)" has the meaning set forth in Section 7.04(a).

"Unit" means a component of a Membership Interest issued to any Member pursuant to this Agreement and includes Common Units and Profits Units.

"Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Membership Interest(s)" means, as to any Member, all of the interest of that Member in the Company including, without limitation, such Member's (i) right to a distributive share of the profits and losses and cash flow of the Company, (ii) right to a distributive share of Company assets and (iii) right, if any, to participate in the management of the business and affairs of the Company. Membership Interests shall be divided into and represented by Units.

"Option Period" has the meaning set forth in Section 7.04(b).

"Percentage Interest" means the fraction, expressed as a percentage, of the number of Units owned by a Member divided by the aggregate number of Units of the Company outstanding, as determined from time to time.

"Presumed Company Tax Liability" has the meaning set forth in Section 4.03.

"Profits Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Profits Units" has the meaning set forth in Section 3.01(b).

"Prohibited Transfers" means Transfers to non-accredited investors, competitive or potentially competitive persons and persons determined by the Management Committee, in its reasonable discretion, to whom a transfer could be detrimental to the Company.

"Purchase Interest" has the meaning set forth in Section 7.04(a).

"Purchase Option" has the meaning set forth in Section 7.04(a).

"Securities Act" means the Securities Act of 1933, as amended.

"Tax Matters Member" has the meaning set forth in Section 6.05.

"Threshold Value" means the Company's enterprise value, as the case may be, as determined by the Management Committee immediately prior to the issuance of a series of Profits Units.

"Transfer" has the meaning set forth in Section 7.01(a).

"Treasury Regulations" means the final and temporary regulations issued under the Code.

"Triggering Event(s)" has the meaning set forth in Section 7.04(a).

"Unit" means a component of a Membership Interest issued to any Member pursuant to this Agreement and includes Common Units and Profits Units.

5

"Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Membership Interest(s)" means, as to any Member, all of the interest of that Member in the Company including, without limitation, such Member's (i) right to a distributive share of the profits and losses and cash flow of the Company, (ii) right to a distributive share of Company assets and (iii) right, if any, to participate in the management of the business and affairs of the Company. Membership Interests shall be divided into and represented by Units.

"Option Period" has the meaning set forth in Section 7.04(b).

"Percentage Interest" means the fraction, expressed as a percentage, of the number of Units owned by a Member divided by the aggregate number of Units of the Company outstanding, as determined from time to time.

"Presumed Company Tax Liability" has the meaning set forth in Section 4.03.

"Profits Member(s)" has the meaning set forth in the initial paragraph of this Agreement.

"Profits Units" has the meaning set forth in Section 3.01(b).

"Prohibited Transfers" means Transfers to non-accredited investors, competitive or potentially competitive persons and persons determined by the Management Committee, in its reasonable discretion, to whom a transfer could be detrimental to the Company.

"Purchase Interest" has the meaning set forth in Section 7.04(a).

"Purchase Option" has the meaning set forth in Section 7.04(a).

"Securities Act" means the Securities Act of 1933, as amended.

"Tax Matters Member" has the meaning set forth in Section 6.05.

"Threshold Value" means the Company's enterprise value, as the case may be, as determined by the Management Committee immediately prior to the issuance of a series of Profits Units.

"Transfer" has the meaning set forth in Section 7.01(a).

"Treasury Regulations" means the final and temporary regulations issued under the Code.

"Triggering Event(s)" has the meaning set forth in Section 7.04(a).

"Unit" means a component of a Membership Interest issued to any Member pursuant to this Agreement and includes Common Units and Profits Units.

5

III.

CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS; UNITS

III.1. Company Units; Members.

The Membership Interests of the Company shall be divided into two classes of Units: Common Units and Profits Units. The name, number and class of Units, capital contribution (including the agreed value of such Capital Contribution, in the case of any non-cash contributions), vesting and Capital Account balance as of the most recent practicable date of each Member will be set forth on the Company's capitalization table (including updates, the "**Capitalization Table**"), which shall be maintained and updated by the Management Committee at the Company offices from time to time as the Management Committee may reasonably deem necessary, to accurately reflect the information to be contained therein. Any modification or revision to the Capitalization Table shall not be deemed an amendment to this Agreement (and shall not require the consent of the Members).

(a) Common Units. 1,000,000 Common Units are outstanding as of the Effective Date, all of which are owned solely by the Founders and members of their respective families in the amounts reflected in the Capitalization Table. The Common Units are the only Units with the right to vote.

(b) Profits Unit Grants.

(i) The Management Committee may, from time to time as it deems necessary, in its sole discretion and by resolution (and not an amendment to this Agreement), set aside Units as profits Units ("**Profits Units**") and grant such Profits Units as compensatory equity interests to employees, consultants, advisors and other individuals at such time and in such amounts as the Management Committee determines, in its sole discretion. These Profits Units, when issued, grant the recipient an interest in Company income, gain, loss, deductions and distributions, but do not grant the recipient a proportional initial Capital Account, unless the recipient makes a capital contribution, which shall not be required for grant of Profits Units. Upon grant, Profits Units recipients shall become Profits Members of the Company by executing the Instrument of Adherence. Unless otherwise provided in a Profits Units grant agreement, Profits Members and their Profits Units shall have no voting rights.

(ii) Profits Interest Safe Harbor. The Tax Matters Member is authorized to amend this Agreement, without the consent of the other Members, to comply with any safe harbor finalized by the United States Department of the Treasury or the Internal Revenue Service relating to the tax treatment of a transfer of an interest in the Company for services. For example, this Section 3.01(b)(ii) shall apply to any safe harbor finalized by Internal Revenue Service notice or Regulations as successor to the proposed safe harbor described in Internal Revenue Service Notice 2005-43, 2005-1 C.B. 1221. In the event any such safe harbor is finalized and elected by the Company, all Members agree to

III.

CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS; UNITS

III.1. Company Units; Members.

The Membership Interests of the Company shall be divided into two classes of Units: Common Units and Profits Units. The name, number and class of Units, capital contribution (including the agreed value of such Capital Contribution, in the case of any non-cash contributions), vesting and Capital Account balance as of the most recent practicable date of each Member will be set forth on the Company's capitalization table (including updates, the "**Capitalization Table**"), which shall be maintained and updated by the Management Committee at the Company offices from time to time as the Management Committee may reasonably deem necessary, to accurately reflect the information to be contained therein. Any modification or revision to the Capitalization Table shall not be deemed an amendment to this Agreement (and shall not require the consent of the Members).

(a) Common Units. 1,000,000 Common Units are outstanding as of the Effective Date, all of which are owned solely by the Founders and members of their respective families in the amounts reflected in the Capitalization Table. The Common Units are the only Units with the right to vote.

(b) Profits Unit Grants.

(i) The Management Committee may, from time to time as it deems necessary, in its sole discretion and by resolution (and not an amendment to this Agreement), set aside Units as profits Units ("**Profits Units**") and grant such Profits Units as compensatory equity interests to employees, consultants, advisors and other individuals at such time and in such amounts as the Management Committee determines, in its sole discretion. These Profits Units, when issued, grant the recipient an interest in Company income, gain, loss, deductions and distributions, but do not grant the recipient a proportional initial Capital Account, unless the recipient makes a capital contribution, which shall not be required for grant of Profits Units. Upon grant, Profits Units recipients shall become Profits Members of the Company by executing the Instrument of Adherence. Unless otherwise provided in a Profits Units grant agreement, Profits Members and their Profits Units shall have no voting rights.

(ii) Profits Interest Safe Harbor. The Tax Matters Member is authorized to amend this Agreement, without the consent of the other Members, to comply with any safe harbor finalized by the United States Department of the Treasury or the Internal Revenue Service relating to the tax treatment of a transfer of an interest in the Company for services. For example, this Section 3.01(b)(ii) shall apply to any safe harbor finalized by Internal Revenue Service notice or Regulations as successor to the proposed safe harbor described in Internal Revenue Service Notice 2005-43, 2005-1 C.B. 1221. In the event any such safe harbor is finalized and elected by the Company, all Members agree to

III.

CAPITAL ACCOUNTS; CAPITAL CONTRIBUTIONS; UNITS

III.1. Company Units; Members.

The Membership Interests of the Company shall be divided into two classes of Units: Common Units and Profits Units. The name, number and class of Units, capital contribution (including the agreed value of such Capital Contribution, in the case of any non-cash contributions), vesting and Capital Account balance as of the most recent practicable date of each Member will be set forth on the Company's capitalization table (including updates, the "**Capitalization Table**"), which shall be maintained and updated by the Management Committee at the Company offices from time to time as the Management Committee may reasonably deem necessary, to accurately reflect the information to be contained therein. Any modification or revision to the Capitalization Table shall not be deemed an amendment to this Agreement (and shall not require the consent of the Members).

(a) Common Units. 1,000,000 Common Units are outstanding as of the Effective Date, all of which are owned solely by the Founders and members of their respective families in the amounts reflected in the Capitalization Table. The Common Units are the only Units with the right to vote.

(b) Profits Unit Grants.

(i) The Management Committee may, from time to time as it deems necessary, in its sole discretion and by resolution (and not an amendment to this Agreement), set aside Units as profits Units ("**Profits Units**") and grant such Profits Units as compensatory equity interests to employees, consultants, advisors and other individuals at such time and in such amounts as the Management Committee determines, in its sole discretion. These Profits Units, when issued, grant the recipient an interest in Company income, gain, loss, deductions and distributions, but do not grant the recipient a proportional initial Capital Account, unless the recipient makes a capital contribution, which shall not be required for grant of Profits Units. Upon grant, Profits Units recipients shall become Profits Members of the Company by executing the Instrument of Adherence. Unless otherwise provided in a Profits Units grant agreement, Profits Members and their Profits Units shall have no voting rights.

(ii) Profits Interest Safe Harbor. The Tax Matters Member is authorized to amend this Agreement, without the consent of the other Members, to comply with any safe harbor finalized by the United States Department of the Treasury or the Internal Revenue Service relating to the tax treatment of a transfer of an interest in the Company for services. For example, this Section 3.01(b)(ii) shall apply to any safe harbor finalized by Internal Revenue Service notice or Regulations as successor to the proposed safe harbor described in Internal Revenue Service Notice 2005-43, 2005-1 C.B. 1221. In the event any such safe harbor is finalized and elected by the Company, all Members agree to

comply with all the requirements of such safe harbor and any amendments to this Agreement that the Tax Matters Member effects pursuant to this Section 3.01(b)(ii).

(iii) For purposes of facilitating the compliance with the safe harbor described in Section 3.01(b)(ii) above, each group of Profits Units issued on the same date and at the same Threshold Value shall be classified as part of a consecutive series (e.g., the first group of Profits Units issued will be entitled **"Profits Units--Series 1"**, the second group, **"Profits Units--Series 2"** and so on).

III.2. Capital Accounts.

The Company shall establish and maintain a separate capital account (**"Capital Account"**) for each Member in accordance with Exhibit A attached hereto.

III.3. Initial Capital Contributions.

Initial capital contributions of Members shall be made in cash and/or property, as may be permitted by the Management Committee.

III.4. Additional Capital Contribution.

Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial capital contribution, if any. If additional capital contributions are deemed necessary by the Management Committee, the Management Committee may, in its sole discretion, decide to contribute the additional capital, lend the Company the additional funds, sell additional equity in the Company or borrow funds.

3. Admission of Additional Members; Creation of Additional Units.

The Management Committee shall have the right, in its sole discretion, to admit additional Members to the Company and to cause the Company to issue additional Units or to create new classes or series of interests for the newly-admitted Members that may be superior, equal or subordinated to the interests held by the existing Members. In connection with any such admission, this Agreement shall be amended as necessary by the Management Committee to reflect each additional Member, its capital contribution (if any), its voting rights, its Percentage Interest and any other rights and obligations of such additional Member.

III.5. Provisions Related to Capital Accounts.

Except as otherwise expressly provided in this Agreement: (a) none of the Company, the Management Committee or any Manager guarantees any Member a return of its capital contribution or any interest thereon, (b) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units at any time, (c) no Member shall have any power or right to demand or receive any property or cash at any time from the

comply with all the requirements of such safe harbor and any amendments to this Agreement that the Tax Matters Member effects pursuant to this Section 3.01(b)(ii).

(iii) For purposes of facilitating the compliance with the safe harbor described in Section 3.01(b)(ii) above, each group of Profits Units issued on the same date and at the same Threshold Value shall be classified as part of a consecutive series (e.g., the first group of Profits Units issued will be entitled **"Profits Units--Series 1"**, the second group, **"Profits Units--Series 2"** and so on).

III.2. Capital Accounts.

The Company shall establish and maintain a separate capital account (**"Capital Account"**) for each Member in accordance with Exhibit A attached hereto.

III.3. Initial Capital Contributions.

Initial capital contributions of Members shall be made in cash and/or property, as may be permitted by the Management Committee.

III.4. Additional Capital Contribution.

Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial capital contribution, if any. If additional capital contributions are deemed necessary by the Management Committee, the Management Committee may, in its sole discretion, decide to contribute the additional capital, lend the Company the additional funds, sell additional equity in the Company or borrow funds.

3. Admission of Additional Members; Creation of Additional Units.

The Management Committee shall have the right, in its sole discretion, to admit additional Members to the Company and to cause the Company to issue additional Units or to create new classes or series of interests for the newly-admitted Members that may be superior, equal or subordinated to the interests held by the existing Members. In connection with any such admission, this Agreement shall be amended as necessary by the Management Committee to reflect each additional Member, its capital contribution (if any), its voting rights, its Percentage Interest and any other rights and obligations of such additional Member.

III.5. Provisions Related to Capital Accounts.

Except as otherwise expressly provided in this Agreement: (a) none of the Company, the Management Committee or any Manager guarantees any Member a return of its capital contribution or any interest thereon, (b) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units at any time, (c) no Member shall have any power or right to demand or receive any property or cash at any time from the

7

comply with all the requirements of such safe harbor and any amendments to this Agreement that the Tax Matters Member effects pursuant to this Section 3.01(b)(ii).

(iii) For purposes of facilitating the compliance with the safe harbor described in Section 3.01(b)(ii) above, each group of Profits Units issued on the same date and at the same Threshold Value shall be classified as part of a consecutive series (e.g., the first group of Profits Units issued will be entitled **"Profits Units--Series 1"**, the second group, **"Profits Units--Series 2"** and so on).

III.2. Capital Accounts.

The Company shall establish and maintain a separate capital account (**"Capital Account"**) for each Member in accordance with Exhibit A attached hereto.

III.3. Initial Capital Contributions.

Initial capital contributions of Members shall be made in cash and/or property, as may be permitted by the Management Committee.

III.4. Additional Capital Contribution.

Except as provided herein, no Member shall be obligated to make any contribution of capital or assets to the Company other than its initial capital contribution, if any. If additional capital contributions are deemed necessary by the Management Committee, the Management Committee may, in its sole discretion, decide to contribute the additional capital, lend the Company the additional funds, sell additional equity in the Company or borrow funds.

3. Admission of Additional Members; Creation of Additional Units.

The Management Committee shall have the right, in its sole discretion, to admit additional Members to the Company and to cause the Company to issue additional Units or to create new classes or series of interests for the newly-admitted Members that may be superior, equal or subordinated to the interests held by the existing Members. In connection with any such admission, this Agreement shall be amended as necessary by the Management Committee to reflect each additional Member, its capital contribution (if any), its voting rights, its Percentage Interest and any other rights and obligations of such additional Member.

III.5. Provisions Related to Capital Accounts.

Except as otherwise expressly provided in this Agreement: (a) none of the Company, the Management Committee or any Manager guarantees any Member a return of its capital contribution or any interest thereon, (b) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units at any time, (c) no Member shall have any power or right to demand or receive any property or cash at any time from the

7

Company and (d) no Member shall have any priority over any other Member as to the return of its capital contribution(s).

III.6. Preemptive Rights.

The Company shall, prior to the sale of any equity securities, other than as one or more of the Excluded Issuances, offer to each Common Member by written notice (the "**Initial Offer**") the right, for a period of fifteen (15) days (the "**Initial Offer Period**"), to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of units then owned by such Common Member and the denominator of which is the aggregate number of Units then outstanding. The Initial Offer shall describe the securities proposed to be issued by the Company and shall specify the number, price and payment terms. Each Common Member may accept the Initial Offer as to the full number of securities available to it or any lesser number, by written notice thereof given by it to the Company prior to the expiration of the Initial Offer Period, in which event the Company shall sell and each such Common Member shall purchase, upon the specified terms, that number of securities agreed to be purchased by the Common Member, at such time that the Company sells the securities described in the Initial Offer to a third party. The Company shall be free at any time prior to One Hundred and Twenty (120) days after the date of the Initial Offer, to sell to any third party the remainder of such securities at a price and on payment terms no less favorable to the Company than those specified in the Initial Offer. However, if such third party sale is not consummated within such One Hundred and Twenty (120) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 3.07.

III.7. Liability of Members; Ability to Bind the Company.

(a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's capital contribution.

(b) A Member's interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

(c) Unless otherwise provided herein, no Member, other than the Managers, acting in their capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

Company and (d) no Member shall have any priority over any other Member as to the return of its capital contribution(s).

III.6. Preemptive Rights.

The Company shall, prior to the sale of any equity securities, other than as one or more of the Excluded Issuances, offer to each Common Member by written notice (the "**Initial Offer**") the right, for a period of fifteen (15) days (the "**Initial Offer Period**"), to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of units then owned by such Common Member and the denominator of which is the aggregate number of Units then outstanding. The Initial Offer shall describe the securities proposed to be issued by the Company and shall specify the number, price and payment terms. Each Common Member may accept the Initial Offer as to the full number of securities available to it or any lesser number, by written notice thereof given by it to the Company prior to the expiration of the Initial Offer Period, in which event the Company shall sell and each such Common Member shall purchase, upon the specified terms, that number of securities agreed to be purchased by the Common Member, at such time that the Company sells the securities described in the Initial Offer to a third party. The Company shall be free at any time prior to One Hundred and Twenty (120) days after the date of the Initial Offer, to sell to any third party the remainder of such securities at a price and on payment terms no less favorable to the Company than those specified in the Initial Offer. However, if such third party sale is not consummated within such One Hundred and Twenty (120) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 3.07.

III.7. Liability of Members; Ability to Bind the Company.

(a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's capital contribution.

(b) A Member's interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

(c) Unless otherwise provided herein, no Member, other than the Managers, acting in their capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

Company and (d) no Member shall have any priority over any other Member as to the return of its capital contribution(s).

III.6. Preemptive Rights.

The Company shall, prior to the sale of any equity securities, other than as one or more of the Excluded Issuances, offer to each Common Member by written notice (the "**Initial Offer**") the right, for a period of fifteen (15) days (the "**Initial Offer Period**"), to purchase at an amount equal to the price for which such securities are to be issued, any or all of that number of such securities as shall be equal to the aggregate offered securities multiplied by a fraction, the numerator of which is the number of units then owned by such Common Member and the denominator of which is the aggregate number of Units then outstanding. The Initial Offer shall describe the securities proposed to be issued by the Company and shall specify the number, price and payment terms. Each Common Member may accept the Initial Offer as to the full number of securities available to it or any lesser number, by written notice thereof given by it to the Company prior to the expiration of the Initial Offer Period, in which event the Company shall sell and each such Common Member shall purchase, upon the specified terms, that number of securities agreed to be purchased by the Common Member, at such time that the Company sells the securities described in the Initial Offer to a third party. The Company shall be free at any time prior to One Hundred and Twenty (120) days after the date of the Initial Offer, to sell to any third party the remainder of such securities at a price and on payment terms no less favorable to the Company than those specified in the Initial Offer. However, if such third party sale is not consummated within such One Hundred and Twenty (120) day period, the Company shall not sell such securities as shall not have been purchased within such period without again complying with this Section 3.07.

III.7. Liability of Members; Ability to Bind the Company.

(a) No Member shall be personally liable for the debts, obligations or liabilities of the Company solely by reason of being a Member of the Company. Notwithstanding any provision herein to the contrary, in no event shall the liability of any Member for the debts, obligations or liabilities of the Company exceed such Member's capital contribution.

(b) A Member's interest in the Company shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and no Member shall be deemed to own any such property or any portion thereof.

(c) Unless otherwise provided herein, no Member, other than the Managers, acting in their capacity as such, shall have the right to act for or on behalf of or otherwise bind the Company.

I. ALLOCATIONS OF PROFIT AND LOSS; SPECIAL ALLOCATIONS, DISTRIBUTIONS; TAX ALLOCATIONS

I.1. Allocation of Profits and Losses.

After giving effect to the special allocations set forth in Exhibit A, attached hereto, Profits and Losses (as defined in Exhibit A) for any Fiscal Year (or portion thereof) shall be allocated to the Members *pro rata* in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 4.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value (as defined in Exhibit A hereto), all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 4.02 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain (as defined in Exhibit A hereto) and Member Nonrecourse Debt Minimum Gain (as defined in Exhibit A hereto), computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Management Committee may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems necessary for this purpose.

1. Distributions of Cash to the Members.

Cash Available for Distribution will be distributed by the Company to the Members at such times and in such amounts as the Management Committee determines, as follows:

(a) At any time there are Profits Units outstanding:

(i) First, to each Member of the Company prior to the grant of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…) in proportion to and to the extent of the excess, if any, of (x) that portion of each such Member's positive Capital Account balances attributable solely to Capital Account step-ups that are required as a result of the Threshold Value determination with respect to each Member prior to the issuance by the Company of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…), over (y) all distributions to such Member under this Section 4.02(a)(i) and Section 4.03 for all prior Fiscal Years;

(ii) Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests;

provided, however, that the Management Committee shall adjust the amount of distributions under this Section 4.02(a) if and to the extent the Management Committee determines, in

I. ALLOCATIONS OF PROFIT AND LOSS; SPECIAL ALLOCATIONS, DISTRIBUTIONS; TAX ALLOCATIONS

I.1. Allocation of Profits and Losses.

After giving effect to the special allocations set forth in Exhibit A, attached hereto, Profits and Losses (as defined in Exhibit A) for any Fiscal Year (or portion thereof) shall be allocated to the Members *pro rata* in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 4.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value (as defined in Exhibit A hereto), all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 4.02 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain (as defined in Exhibit A hereto) and Member Nonrecourse Debt Minimum Gain (as defined in Exhibit A hereto), computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Management Committee may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems necessary for this purpose.

1. Distributions of Cash to the Members.

Cash Available for Distribution will be distributed by the Company to the Members at such times and in such amounts as the Management Committee determines, as follows:

(a) At any time there are Profits Units outstanding:

(i) First, to each Member of the Company prior to the grant of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…) in proportion to and to the extent of the excess, if any, of (x) that portion of each such Member's positive Capital Account balances attributable solely to Capital Account step-ups that are required as a result of the Threshold Value determination with respect to each Member prior to the issuance by the Company of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…), over (y) all distributions to such Member under this Section 4.02(a)(i) and Section 4.03 for all prior Fiscal Years;

(ii) Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests;

provided, however, that the Management Committee shall adjust the amount of distributions under this Section 4.02(a) if and to the extent the Management Committee determines, in

9

I. ALLOCATIONS OF PROFIT AND LOSS; SPECIAL ALLOCATIONS, DISTRIBUTIONS; TAX ALLOCATIONS

I.1. Allocation of Profits and Losses.

After giving effect to the special allocations set forth in Exhibit A, attached hereto, Profits and Losses (as defined in Exhibit A) for any Fiscal Year (or portion thereof) shall be allocated to the Members *pro rata* in a manner such that the Capital Account of each Member is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 4.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value (as defined in Exhibit A hereto), all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Gross Asset Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 4.02 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain (as defined in Exhibit A hereto) and Member Nonrecourse Debt Minimum Gain (as defined in Exhibit A hereto), computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Management Committee may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems necessary for this purpose.

1. Distributions of Cash to the Members.

Cash Available for Distribution will be distributed by the Company to the Members at such times and in such amounts as the Management Committee determines, as follows:

(a) At any time there are Profits Units outstanding:

(i) First, to each Member of the Company prior to the grant of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…) in proportion to and to the extent of the excess, if any, of (x) that portion of each such Member's positive Capital Account balances attributable solely to Capital Account step-ups that are required as a result of the Threshold Value determination with respect to each Member prior to the issuance by the Company of Profits Units (each Series of Profits Units is viewed separately for these purposes, with priority given to Series 1, then Series 2, etc.…), over (y) all distributions to such Member under this Section 4.02(a)(i) and Section 4.03 for all prior Fiscal Years;

(ii) Thereafter, the remainder, if any, to the Members in accordance with their Percentage Interests;

provided, however, that the Management Committee shall adjust the amount of distributions under this Section 4.02(a) if and to the extent the Management Committee determines, in

9

its sole discretion, that such adjustments are necessary and appropriate so that (i) Profits Members do not participate in the value of the Company in respect of Profits Units granted to such Profits Members prior to the date such Profits Units were granted and (ii) the Profits Units are treated as "profits interests" under U.S. federal income tax law.

(b) At any time there are no Profits Units outstanding, to the Members in accordance with their Percentage Interests.

I.2. Tax Distributions.

As soon as conveniently possible after the end of each calendar year of the Company, and after all Cash Available for Distribution has been distributed to the Members under Section 4.02 for the Fiscal Year (but in no event sooner than the time the Company's tax preparer has determined the income, gains, deductions, losses and credits of the Company with reasonable accuracy), Cash Available for Distribution shall be distributed to each Member in proportion to and to the extent of the excess, if any, of (a) such Member's Presumed Company Tax Liabilities (as defined below) for the current fiscal year over (b) distributions to such Member under Section 4.02 and this Section 4.03 for that fiscal year. Notwithstanding anything to the contrary contained herein, no distribution shall be made to the Members in respect of the Members' Presumed Company Tax Liabilities in respect of the liquidation of the Company. Furthermore, the Company shall not be obligated to make distributions in excess of Cash Available for Distribution in any fiscal year and shall have no accruing obligation for any Presumed Company Tax Liabilities for which distributions are not made under this Section 4.03 for any prior fiscal periods. "**Presumed Company Tax Liability**" shall, as to each fiscal year, be deemed to be equal to the product of (i) the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on the Members' Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Members' Schedules K-1 with respect to the Company, and (ii) 40%, less all previous years' Presumed Company Tax Liabilities. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for any tax credits allocable to such Member from the Company. Any distributions under this Section 4.03 shall be treated as an advance of distributions under Section 4.02.

I.3. Withholding.

All amounts withheld by the Company pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 4.02.

IV. MANAGEMENT OF THE COMPANY

its sole discretion, that such adjustments are necessary and appropriate so that (i) Profits Members do not participate in the value of the Company in respect of Profits Units granted to such Profits Members prior to the date such Profits Units were granted and (ii) the Profits Units are treated as "profits interests" under U.S. federal income tax law.

(b) At any time there are no Profits Units outstanding, to the Members in accordance with their Percentage Interests.

I.2. Tax Distributions.

As soon as conveniently possible after the end of each calendar year of the Company, and after all Cash Available for Distribution has been distributed to the Members under Section 4.02 for the Fiscal Year (but in no event sooner than the time the Company's tax preparer has determined the income, gains, deductions, losses and credits of the Company with reasonable accuracy), Cash Available for Distribution shall be distributed to each Member in proportion to and to the extent of the excess, if any, of (a) such Member's Presumed Company Tax Liabilities (as defined below) for the current fiscal year over (b) distributions to such Member under Section 4.02 and this Section 4.03 for that fiscal year. Notwithstanding anything to the contrary contained herein, no distribution shall be made to the Members in respect of the Members' Presumed Company Tax Liabilities in respect of the liquidation of the Company. Furthermore, the Company shall not be obligated to make distributions in excess of Cash Available for Distribution in any fiscal year and shall have no accruing obligation for any Presumed Company Tax Liabilities for which distributions are not made under this Section 4.03 for any prior fiscal periods. "**Presumed Company Tax Liability**" shall, as to each fiscal year, be deemed to be equal to the product of (i) the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on the Members' Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Members' Schedules K-1 with respect to the Company, and (ii) 40%, less all previous years' Presumed Company Tax Liabilities. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for any tax credits allocable to such Member from the Company. Any distributions under this Section 4.03 shall be treated as an advance of distributions under Section 4.02.

I.3. Withholding.

All amounts withheld by the Company pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 4.02.

IV. MANAGEMENT OF THE COMPANY

its sole discretion, that such adjustments are necessary and appropriate so that (i) Profits Members do not participate in the value of the Company in respect of Profits Units granted to such Profits Members prior to the date such Profits Units were granted and (ii) the Profits Units are treated as "profits interests" under U.S. federal income tax law.

(b) At any time there are no Profits Units outstanding, to the Members in accordance with their Percentage Interests.

I.2. Tax Distributions.

As soon as conveniently possible after the end of each calendar year of the Company, and after all Cash Available for Distribution has been distributed to the Members under Section 4.02 for the Fiscal Year (but in no event sooner than the time the Company's tax preparer has determined the income, gains, deductions, losses and credits of the Company with reasonable accuracy), Cash Available for Distribution shall be distributed to each Member in proportion to and to the extent of the excess, if any, of (a) such Member's Presumed Company Tax Liabilities (as defined below) for the current fiscal year over (b) distributions to such Member under Section 4.02 and this Section 4.03 for that fiscal year. Notwithstanding anything to the contrary contained herein, no distribution shall be made to the Members in respect of the Members' Presumed Company Tax Liabilities in respect of the liquidation of the Company. Furthermore, the Company shall not be obligated to make distributions in excess of Cash Available for Distribution in any fiscal year and shall have no accruing obligation for any Presumed Company Tax Liabilities for which distributions are not made under this Section 4.03 for any prior fiscal periods. "**Presumed Company Tax Liability**" shall, as to each fiscal year, be deemed to be equal to the product of (i) the excess, if any, of the cumulative amount of the items of Company income and gain reported or reportable on the Members' Schedules K-1 (IRS Form 1065) with respect to the Company over the sum of the Company items of deduction and loss reported or reportable on such Members' Schedules K-1 with respect to the Company, and (ii) 40%, less all previous years' Presumed Company Tax Liabilities. A Member's Presumed Company Tax Liability shall be reduced, dollar for dollar, for any tax credits allocable to such Member from the Company. Any distributions under this Section 4.03 shall be treated as an advance of distributions under Section 4.02.

I.3. Withholding.

All amounts withheld by the Company pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to Section 4.02.

IV. MANAGEMENT OF THE COMPANY

IV.1. Management of the Company.

The business and affairs of the Company, including the ability of the Company to raise funds, either by debt or equity issuance, and the appointment of, and delegation of authority to, officers, shall be managed by the Management Committee of the Company (the "**Management Committee**"), which shall consist of at least one (1) manager ("**Manager**"). The Management Committee shall initially consist of two (2) Managers, who shall be the Founders. The Founders, acting unanimously, will elect (and remove) any additional the Managers. All actions taken by the Management Committee shall be on behalf of and binding upon the Company and its Members. The Management Committee shall act by majority vote of the Managers, provided such majority to always include the affirmative vote of both Founders; provided, however, that the unanimous vote of the Managers shall be required at any time there is only two Managers.

IV.2. Title to Property.

Title to all property of the Company shall be in the name of the Company or, if required by law, in the name of any of the Managers, acting on behalf of the Company.

IV.3. Liability for Certain Acts.

(a) The Management Committee and each Manager thereon and each Founder (each, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") shall perform their duties in good faith, in a manner reasonably believed to be in the best interests of the Company, and with such care as an ordinary, prudent person in a like position would use under similar circumstances. The Indemnified Parties, if they so perform, shall not have any liability by reason of their management of the Company. The Indemnified Parties do not, in any way, guarantee the return of any Member's capital contributions or a profit for the Members from the operations of the Company. The Indemnified Parties shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of their activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(b) The Company shall indemnify and hold the Indemnified Parties harmless from and against any claim, loss, expense, damage or injury suffered or sustained by them (including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that the Indemnified Parties are liable for any debt, obligation or liability of the Company or are directly or indirectly required to make any payments in respect thereof or in connec-

IV.1. Management of the Company.

The business and affairs of the Company, including the ability of the Company to raise funds, either by debt or equity issuance, and the appointment of, and delegation of authority to, officers, shall be managed by the Management Committee of the Company (the "**Management Committee**"), which shall consist of at least one (1) manager ("**Manager**"). The Management Committee shall initially consist of two (2) Managers, who shall be the Founders. The Founders, acting unanimously, will elect (and remove) any additional the Managers. All actions taken by the Management Committee shall be on behalf of and binding upon the Company and its Members. The Management Committee shall act by majority vote of the Managers, provided such majority to always include the affirmative vote of both Founders; provided, however, that the unanimous vote of the Managers shall be required at any time there is only two Managers.

IV.2. Title to Property.

Title to all property of the Company shall be in the name of the Company or, if required by law, in the name of any of the Managers, acting on behalf of the Company.

IV.3. Liability for Certain Acts.

(a) The Management Committee and each Manager thereon and each Founder (each, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") shall perform their duties in good faith, in a manner reasonably believed to be in the best interests of the Company, and with such care as an ordinary, prudent person in a like position would use under similar circumstances. The Indemnified Parties, if they so perform, shall not have any liability by reason of their management of the Company. The Indemnified Parties do not, in any way, guarantee the return of any Member's capital contributions or a profit for the Members from the operations of the Company. The Indemnified Parties shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of their activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(b) The Company shall indemnify and hold the Indemnified Parties harmless from and against any claim, loss, expense, damage or injury suffered or sustained by them (including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that the Indemnified Parties are liable for any debt, obligation or liability of the Company or are directly or indirectly required to make any payments in respect thereof or in connec-

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IV.1. Management of the Company.

The business and affairs of the Company, including the ability of the Company to raise funds, either by debt or equity issuance, and the appointment of, and delegation of authority to, officers, shall be managed by the Management Committee of the Company (the "**Management Committee**"), which shall consist of at least one (1) manager ("**Manager**"). The Management Committee shall initially consist of two (2) Managers, who shall be the Founders. The Founders, acting unanimously, will elect (and remove) any additional the Managers. All actions taken by the Management Committee shall be on behalf of and binding upon the Company and its Members. The Management Committee shall act by majority vote of the Managers, provided such majority to always include the affirmative vote of both Founders; provided, however, that the unanimous vote of the Managers shall be required at any time there is only two Managers.

IV.2. Title to Property.

Title to all property of the Company shall be in the name of the Company or, if required by law, in the name of any of the Managers, acting on behalf of the Company.

IV.3. Liability for Certain Acts.

(a) The Management Committee and each Manager thereon and each Founder (each, an "**Indemnified Party**" and collectively, the "**Indemnified Parties**") shall perform their duties in good faith, in a manner reasonably believed to be in the best interests of the Company, and with such care as an ordinary, prudent person in a like position would use under similar circumstances. The Indemnified Parties, if they so perform, shall not have any liability by reason of their management of the Company. The Indemnified Parties do not, in any way, guarantee the return of any Member's capital contributions or a profit for the Members from the operations of the Company. The Indemnified Parties shall not be liable to the Company or to any Member by reason of any act, omission, or alleged act or omission arising out of any of their activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03 shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(b) The Company shall indemnify and hold the Indemnified Parties harmless from and against any claim, loss, expense, damage or injury suffered or sustained by them (including, but not limited to, any judgment, award, settlement, attorney's fees, and other costs or expenses incurred in connection with the investigation and defense of any actual or threatened action, proceeding, or claim) (i) related to, or arising out of, any claim that the Indemnified Parties are liable for any debt, obligation or liability of the Company or are directly or indirectly required to make any payments in respect thereof or in connec-

11

tion therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of the Indemnified Parties' activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(c) An Indemnified Party under paragraph (a) or (b) of this Section 5.03 shall give each indemnifying party notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty (30) days after the Indemnified Party has received actual notice thereof. The indemnifying party or parties shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. An indemnifying party shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of such indemnifying party.

(d) The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 5.03, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined in a final, non-appealable judgment handed down from a court with applicable jurisdiction that such Indemnified Party is not entitled to be indemnified by the Company pursuant to Section 5.03(b) hereof. The Management Committee may cause the Company to purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under Section 5.03.

V.

RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
TAX MATTERS MEMBER

V.1. Maintenance of Records.

The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement and shall make the records and accounts available for inspection and copying by any Common Member or its authorized representative at all reasonable times. The Profits Members shall have no right to review the Company's records and accounts at any time.

V.2. Fiscal Year.

tion therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of the Indemnified Parties' activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(c) An Indemnified Party under paragraph (a) or (b) of this Section 5.03 shall give each indemnifying party notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty (30) days after the Indemnified Party has received actual notice thereof. The indemnifying party or parties shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. An indemnifying party shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of such indemnifying party.

(d) The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 5.03, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined in a final, non-appealable judgment handed down from a court with applicable jurisdiction that such Indemnified Party is not entitled to be indemnified by the Company pursuant to Section 5.03(b) hereof. The Management Committee may cause the Company to purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under Section 5.03.

V.

RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
TAX MATTERS MEMBER

V.1. Maintenance of Records.

The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement and shall make the records and accounts available for inspection and copying by any Common Member or its authorized representative at all reasonable times. The Profits Members shall have no right to review the Company's records and accounts at any time.

V.2. Fiscal Year.

tion therewith, and (ii) by reason of any act, omission, or alleged act or omission, arising out of the Indemnified Parties' activities or alleged activities on behalf of the Company or in furtherance of the interests of the Company, regardless of whether or not such act, omission or alleged act or omission occurred prior to the formation of the Company; provided, however, that this Section 5.03(b) shall be of no force or effect if the act, omission, or alleged act or omission upon which such actual or threatened action, proceeding or claim is based was performed or omitted as a result of gross negligence or willful misconduct.

(c) An Indemnified Party under paragraph (a) or (b) of this Section 5.03 shall give each indemnifying party notice of any losses, claims, damages, and liabilities subject to the indemnity within thirty (30) days after the Indemnified Party has received actual notice thereof. The indemnifying party or parties shall be entitled to participate in or direct the defense of any action in connection with the reported losses, claims, damages, and liabilities, provided that counsel, reasonably satisfactory to the Indemnified Party, is employed. An indemnifying party shall not be liable to an Indemnified Party in respect of settlements effected by the Indemnified Party without the written consent of such indemnifying party.

(d) The Company shall pay in advance any legal or other expenses incurred in investigating or defending against any loss, claim, damage or liability which may be subject to indemnification under this Section 5.03, upon receipt of an undertaking from the Indemnified Party on whose behalf such expenses are paid to repay such amount if it shall ultimately be determined in a final, non-appealable judgment handed down from a court with applicable jurisdiction that such Indemnified Party is not entitled to be indemnified by the Company pursuant to Section 5.03(b) hereof. The Management Committee may cause the Company to purchase insurance, to the extent available at reasonable cost, to cover losses, claims, damages or liabilities subject to indemnification under Section 5.03.

V.

RECORDS, FISCAL YEAR, ACCOUNTING MATTERS,
TAX MATTERS MEMBER

V.1. Maintenance of Records.

The Company shall maintain, at the office of the Company or of its accountant, books, records, and accounts showing separately, in accordance with generally accepted accounting principles, all items that in any way affect the financial and tax computations called for by this Agreement and shall make the records and accounts available for inspection and copying by any Common Member or its authorized representative at all reasonable times. The Profits Members shall have no right to review the Company's records and accounts at any time.

V.2. Fiscal Year.

The Company's fiscal year (the "**Fiscal Year**") shall be the calendar year.

4. Accounting.

The Company shall prepare its financial statements and tax returns in accordance with generally accepted United States financial and tax accounting principles.

V.3. Income Tax Information.

The Tax Matters Member (as that term is defined in Section 6.05 below) shall cause income tax returns for the Company to be prepared for the Company and filed with the appropriate authorities, making any elections available or required in connection therewith, and shall furnish to the other Members within a reasonable period after the close of the taxable year of the Company, all tax information with respect to the Company as may be required by the other Members for the preparation of any separate tax return which they may be required to file.

5. Tax Matters Member.

Elizabeth R. Zuber-Sherr, or such other individual as may be so designated by the Management Committee, shall be the "tax matters partner" of the Company for purposes of Code Section 6231 ("**Tax Matters Member**"). The Tax Matters Member shall not agree to extend the statute of limitations with respect to tax items of the Company without the written consent of the Management Committee. The Tax Matters Member shall forward to the other Members copies of all documents received in his capacity as Tax Matters Member from the Internal Revenue Service within ten (10) business days of receipt. The Company shall reimburse the Tax Matters Member for the costs incurred by him in his capacity as Tax Matters Member.

The Company's fiscal year (the "**Fiscal Year**") shall be the calendar year.

4. Accounting.

The Company shall prepare its financial statements and tax returns in accordance with generally accepted United States financial and tax accounting principles.

V.3. Income Tax Information.

The Tax Matters Member (as that term is defined in Section 6.05 below) shall cause income tax returns for the Company to be prepared for the Company and filed with the appropriate authorities, making any elections available or required in connection therewith, and shall furnish to the other Members within a reasonable period after the close of the taxable year of the Company, all tax information with respect to the Company as may be required by the other Members for the preparation of any separate tax return which they may be required to file.

5. Tax Matters Member.

Elizabeth R. Zuber-Sherr, or such other individual as may be so designated by the Management Committee, shall be the "tax matters partner" of the Company for purposes of Code Section 6231 ("**Tax Matters Member**"). The Tax Matters Member shall not agree to extend the statute of limitations with respect to tax items of the Company without the written consent of the Management Committee. The Tax Matters Member shall forward to the other Members copies of all documents received in his capacity as Tax Matters Member from the Internal Revenue Service within ten (10) business days of receipt. The Company shall reimburse the Tax Matters Member for the costs incurred by him in his capacity as Tax Matters Member.

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The Company's fiscal year (the "**Fiscal Year**") shall be the calendar year.

4. Accounting.

The Company shall prepare its financial statements and tax returns in accordance with generally accepted United States financial and tax accounting principles.

V.3. Income Tax Information.

The Tax Matters Member (as that term is defined in Section 6.05 below) shall cause income tax returns for the Company to be prepared for the Company and filed with the appropriate authorities, making any elections available or required in connection therewith, and shall furnish to the other Members within a reasonable period after the close of the taxable year of the Company, all tax information with respect to the Company as may be required by the other Members for the preparation of any separate tax return which they may be required to file.

5. Tax Matters Member.

Elizabeth R. Zuber-Sherr, or such other individual as may be so designated by the Management Committee, shall be the "tax matters partner" of the Company for purposes of Code Section 6231 ("**Tax Matters Member**"). The Tax Matters Member shall not agree to extend the statute of limitations with respect to tax items of the Company without the written consent of the Management Committee. The Tax Matters Member shall forward to the other Members copies of all documents received in his capacity as Tax Matters Member from the Internal Revenue Service within ten (10) business days of receipt. The Company shall reimburse the Tax Matters Member for the costs incurred by him in his capacity as Tax Matters Member.

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(vi) bear its pro-rata share (based upon the aggregate consideration received in such Change of Control Transaction) of the costs of any such Change of Control Transaction to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party; provided, costs incurred by Members on their own behalf shall not be considered costs of the transaction hereunder.

(b) Power of Attorney. In order to secure the performance by each Member of such Member's obligations under this Section 7.02, each Member hereby appoints the Founders, acting together as such Member's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Member's Units in favor of a Change of Control Transaction and such other matters as provided for in this Section 7.02. The Founders, acting together may exercise the proxy and power of attorney granted to her hereunder by such Member at any time (and from time to time) if such Member fails to comply with its obligations under this Section 7.02. The proxy and power of attorney granted by such Member pursuant to this Section 7.02(b) are intended to secure an interest in property and, in addition, the obligations of each relevant Member under this Agreement, and shall be irrevocable and shall survive the death, incompetency, disability, bankruptcy or dissolution of such Member and any subsequent holder of such Member's Units. No Member shall grant any proxy or power of attorney or become party to any voting trust or other agreement (whether written or oral) that is inconsistent with, conflicts with or violates any provision of this Section 7.02(b). Each Member agrees not to revoke the proxy or power of attorney granted by such Member pursuant to this Section 7.02(b). Any attempted revocation by any Member of any proxy or power of attorney granted under this Agreement shall constitute a default by such Member hereunder and the Company shall be entitled to any right or remedy provided by law or equity in respect of such default, including the recovery from such Member of all costs and expenses (including attorney's fees) incurred by or on behalf of the Company as a result of such default, and the institution of an action for specific performance of such Member's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default).

6. Instrument of Adherence.

No Member shall Transfer any Membership Interests to any person who does not first execute the Instrument of Adherence. Any such transfer shall be void ab initio. In addition to the immediately preceding sentence, if any Transfer of Membership Interests is attempted contrary to the provisions of this Agreement, the Company and the non-transferring Members shall have the right to (i) purchase such Membership Interests from the Transferring Member or the Proposed Transferee; (ii) obtain a temporary and/or permanent injunction restraining such Transfer (no bond or other security shall be required in connection with such action); or (iii) refuse to recognize any purported transferee as a Member and may continue to treat the Transferring Member as a Member for all purposes, including, without limitation, for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with.

(vi) bear its pro-rata share (based upon the aggregate consideration received in such Change of Control Transaction) of the costs of any such Change of Control Transaction to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party; provided, costs incurred by Members on their own behalf shall not be considered costs of the transaction hereunder.

(b) Power of Attorney. In order to secure the performance by each Member of such Member's obligations under this Section 7.02, each Member hereby appoints the Founders, acting together as such Member's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Member's Units in favor of a Change of Control Transaction and such other matters as provided for in this Section 7.02. The Founders, acting together may exercise the proxy and power of attorney granted to her hereunder by such Member at any time (and from time to time) if such Member fails to comply with its obligations under this Section 7.02. The proxy and power of attorney granted by such Member pursuant to this Section 7.02(b) are intended to secure an interest in property and, in addition, the obligations of each relevant Member under this Agreement, and shall be irrevocable and shall survive the death, incompetency, disability, bankruptcy or dissolution of such Member and any subsequent holder of such Member's Units. No Member shall grant any proxy or power of attorney or become party to any voting trust or other agreement (whether written or oral) that is inconsistent with, conflicts with or violates any provision of this Section 7.02(b). Each Member agrees not to revoke the proxy or power of attorney granted by such Member pursuant to this Section 7.02(b). Any attempted revocation by any Member of any proxy or power of attorney granted under this Agreement shall constitute a default by such Member hereunder and the Company shall be entitled to any right or remedy provided by law or equity in respect of such default, including the recovery from such Member of all costs and expenses (including attorney's fees) incurred by or on behalf of the Company as a result of such default, and the institution of an action for specific performance of such Member's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default).

6. Instrument of Adherence.

No Member shall Transfer any Membership Interests to any person who does not first execute the Instrument of Adherence. Any such transfer shall be void ab initio. In addition to the immediately preceding sentence, if any Transfer of Membership Interests is attempted contrary to the provisions of this Agreement, the Company and the non-transferring Members shall have the right to (i) purchase such Membership Interests from the Transferring Member or the Proposed Transferee; (ii) obtain a temporary and/or permanent injunction restraining such Transfer (no bond or other security shall be required in connection with such action); or (iii) refuse to recognize any purported transferee as a Member and may continue to treat the Transferring Member as a Member for all purposes, including, without limitation, for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with.

16

(vi) bear its pro-rata share (based upon the aggregate consideration received in such Change of Control Transaction) of the costs of any such Change of Control Transaction to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party; provided, costs incurred by Members on their own behalf shall not be considered costs of the transaction hereunder.

(b) Power of Attorney. In order to secure the performance by each Member of such Member's obligations under this Section 7.02, each Member hereby appoints the Founders, acting together as such Member's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all of such Member's Units in favor of a Change of Control Transaction and such other matters as provided for in this Section 7.02. The Founders, acting together may exercise the proxy and power of attorney granted to her hereunder by such Member at any time (and from time to time) if such Member fails to comply with its obligations under this Section 7.02. The proxy and power of attorney granted by such Member pursuant to this Section 7.02(b) are intended to secure an interest in property and, in addition, the obligations of each relevant Member under this Agreement, and shall be irrevocable and shall survive the death, incompetency, disability, bankruptcy or dissolution of such Member and any subsequent holder of such Member's Units. No Member shall grant any proxy or power of attorney or become party to any voting trust or other agreement (whether written or oral) that is inconsistent with, conflicts with or violates any provision of this Section 7.02(b). Each Member agrees not to revoke the proxy or power of attorney granted by such Member pursuant to this Section 7.02(b). Any attempted revocation by any Member of any proxy or power of attorney granted under this Agreement shall constitute a default by such Member hereunder and the Company shall be entitled to any right or remedy provided by law or equity in respect of such default, including the recovery from such Member of all costs and expenses (including attorney's fees) incurred by or on behalf of the Company as a result of such default, and the institution of an action for specific performance of such Member's obligations hereunder (it being understood that a remedy at law may be inadequate in respect of such default).

6. Instrument of Adherence.

No Member shall Transfer any Membership Interests to any person who does not first execute the Instrument of Adherence. Any such transfer shall be void ab initio. In addition to the immediately preceding sentence, if any Transfer of Membership Interests is attempted contrary to the provisions of this Agreement, the Company and the non-transferring Members shall have the right to (i) purchase such Membership Interests from the Transferring Member or the Proposed Transferee; (ii) obtain a temporary and/or permanent injunction restraining such Transfer (no bond or other security shall be required in connection with such action); or (iii) refuse to recognize any purported transferee as a Member and may continue to treat the Transferring Member as a Member for all purposes, including, without limitation, for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with.

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The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

7. Buyout on Certain Events.

(a) Option to Purchase. Upon the occurrence of any of the following specified events (collectively the "**Triggering Events**", and singularly a "**Triggering Event**"), the Company shall have the option in its sole discretion to purchase ("**Purchase Option**"), and upon the exercise of such Purchase Option by the Company, the Affected Member shall have the obligation to sell and Transfer, all (and not less than all) of the Membership Interests owned by such Affected Member (the "**Purchase Interest**") as hereinafter provided:

(i) in the case a Member has assigned all or part of his or her Membership Interest to his or her spouse, and such Member and his or her spouse divorce;

(ii) in the case of a Member or an Assignee who is an individual owner, (A) the death of such Member or Assignee, (B) the termination of such Member's or Assignee's employment with the Company (unless otherwise provided in an employee agreement or profits units grant agreement), or (C) the Bankruptcy of such Member or Assignee;

(iii) in the case of a Member or an Assignee who is a corporation, limited partnership, general partnership, limited liability company, or other entity, the death of the owner of 50% or more of the voting interests in such Member or Assignee; or

(iv) in the case a court of competent jurisdiction orders a Member or Assignee to transfer all or any part of such person's Membership Interest in the Company to any one or more third parties who is not a Member of the Company.

(b) Notice, Option Period, and Exercise. For a period of one hundred eighty (180) days after the first to occur of (i) the Management Committee's discovery of the occurrence of a Triggering Event, or (ii) receipt by the Company from the Affected Member, or, upon the death or other termination of legal existence of such Affected Member, such Affected Member's personal representatives, heirs, successors, or assigns, of written notice of such Triggering Event (the "**Event Notice,**" and such 180-day period, the "**Option Period**"), the Company may exercise the Purchase Option, as determined by the Management Committee in its sole discretion, to purchase the Purchase Interest from the Affected Member; otherwise such Purchase Option shall terminate. The Company may exercise its Purchase Option during the Option Period by providing written notice (the "**Exercise Notice**") to the Affected Member (or Affected Member's personal representatives, heirs, successors, or assigns, as appropriate) at such Affected Member's notice address prior to the expiration of the Option Period.

The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

7. Buyout on Certain Events.

(a) Option to Purchase. Upon the occurrence of any of the following specified events (collectively the "**Triggering Events**", and singularly a "**Triggering Event**"), the Company shall have the option in its sole discretion to purchase ("**Purchase Option**"), and upon the exercise of such Purchase Option by the Company, the Affected Member shall have the obligation to sell and Transfer, all (and not less than all) of the Membership Interests owned by such Affected Member (the "**Purchase Interest**") as hereinafter provided:

(i) in the case a Member has assigned all or part of his or her Membership Interest to his or her spouse, and such Member and his or her spouse divorce;

(ii) in the case of a Member or an Assignee who is an individual owner, (A) the death of such Member or Assignee, (B) the termination of such Member's or Assignee's employment with the Company (unless otherwise provided in an employee agreement or profits units grant agreement), or (C) the Bankruptcy of such Member or Assignee;

(iii) in the case of a Member or an Assignee who is a corporation, limited partnership, general partnership, limited liability company, or other entity, the death of the owner of 50% or more of the voting interests in such Member or Assignee; or

(iv) in the case a court of competent jurisdiction orders a Member or Assignee to transfer all or any part of such person's Membership Interest in the Company to any one or more third parties who is not a Member of the Company.

(b) Notice, Option Period, and Exercise. For a period of one hundred eighty (180) days after the first to occur of (i) the Management Committee's discovery of the occurrence of a Triggering Event, or (ii) receipt by the Company from the Affected Member, or, upon the death or other termination of legal existence of such Affected Member, such Affected Member's personal representatives, heirs, successors, or assigns, of written notice of such Triggering Event (the "**Event Notice,**" and such 180-day period, the "**Option Period**"), the Company may exercise the Purchase Option, as determined by the Management Committee in its sole discretion, to purchase the Purchase Interest from the Affected Member; otherwise such Purchase Option shall terminate. The Company may exercise its Purchase Option during the Option Period by providing written notice (the "**Exercise Notice**") to the Affected Member (or Affected Member's personal representatives, heirs, successors, or assigns, as appropriate) at such Affected Member's notice address prior to the expiration of the Option Period.

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The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

7. Buyout on Certain Events.

(a) Option to Purchase. Upon the occurrence of any of the following specified events (collectively the "**Triggering Events**", and singularly a "**Triggering Event**"), the Company shall have the option in its sole discretion to purchase ("**Purchase Option**"), and upon the exercise of such Purchase Option by the Company, the Affected Member shall have the obligation to sell and Transfer, all (and not less than all) of the Membership Interests owned by such Affected Member (the "**Purchase Interest**") as hereinafter provided:

(i) in the case a Member has assigned all or part of his or her Membership Interest to his or her spouse, and such Member and his or her spouse divorce;

(ii) in the case of a Member or an Assignee who is an individual owner, (A) the death of such Member or Assignee, (B) the termination of such Member's or Assignee's employment with the Company (unless otherwise provided in an employee agreement or profits units grant agreement), or (C) the Bankruptcy of such Member or Assignee;

(iii) in the case of a Member or an Assignee who is a corporation, limited partnership, general partnership, limited liability company, or other entity, the death of the owner of 50% or more of the voting interests in such Member or Assignee; or

(iv) in the case a court of competent jurisdiction orders a Member or Assignee to transfer all or any part of such person's Membership Interest in the Company to any one or more third parties who is not a Member of the Company.

(b) Notice, Option Period, and Exercise. For a period of one hundred eighty (180) days after the first to occur of (i) the Management Committee's discovery of the occurrence of a Triggering Event, or (ii) receipt by the Company from the Affected Member, or, upon the death or other termination of legal existence of such Affected Member, such Affected Member's personal representatives, heirs, successors, or assigns, of written notice of such Triggering Event (the "**Event Notice,**" and such 180-day period, the "**Option Period**"), the Company may exercise the Purchase Option, as determined by the Management Committee in its sole discretion, to purchase the Purchase Interest from the Affected Member; otherwise such Purchase Option shall terminate. The Company may exercise its Purchase Option during the Option Period by providing written notice (the "**Exercise Notice**") to the Affected Member (or Affected Member's personal representatives, heirs, successors, or assigns, as appropriate) at such Affected Member's notice address prior to the expiration of the Option Period.

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(c) Purchase Price and Terms. The price to be paid for the Purchase Interest shall be the Buy-Out Value of such Purchase Interest. In any event of a purchase of a Purchase Interest under this Section 7.04, the purchase price shall be paid at the exclusive discretion of the Company either: (i) at closing, or (ii) one-fourth (1/4) at closing and the remainder in three (3) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing, plus one percent (1%) (prepayment permitted without penalty). The deferred portion of the purchase price shall be evidenced by a non-negotiable promissory note from the Company and secured by a pledge of all the Purchase Interest purchased by such party. The note(s) and pledge(s) shall be in the form and substance approved by the Affected Member (or Affected Member's personal representatives, heirs, successors or assigns), which approval shall not be unreasonably withheld; *provided*, *however*, the note(s) shall provide that such note(s) may be prepaid at any time without fee or penalty.

(d) Closing. Within thirty (30) days after the final determination of the Buy-Out Value of the Purchase Interest, the seller of the Purchase Interest shall deliver documents to the Company sufficient to transfer the Purchase Interest to the Company against payment of the purchase price as set forth in Section 7.04(c) at the principal office of the Company. Such Purchase Interest must be delivered and transferred to the Company free from any and all liens, claims, and encumbrances. Upon the purchase of a Purchase Interest pursuant to this Section 7.04, the seller of such Purchase Interest shall no longer be a Member or an Assignee.

(e) Effect of Occurrence of Triggering Event on Membership/Statement of Dissociation. Upon the occurrence of a Triggering Event, regardless of whether the Company exercises its Purchase Option, the Affected Member shall forever cease to be a Member of the Company and shall not have the power to exercise any of the rights of a Member of the Company, including the right to participate in the management and conduct of the Company's business (a "**Cessation of Membership**"). Upon such Cessation of Membership, such Affected Member shall be deemed to be an Assignee for all purposes hereunder.

VII. DISSOLUTION, LIQUIDATION AND TERMINATION

VII.1. Events of Dissolution.

The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following:

(a) the date that the Management Committee votes to dissolve the Company;

(c) Purchase Price and Terms. The price to be paid for the Purchase Interest shall be the Buy-Out Value of such Purchase Interest. In any event of a purchase of a Purchase Interest under this Section 7.04, the purchase price shall be paid at the exclusive discretion of the Company either: (i) at closing, or (ii) one-fourth (1/4) at closing and the remainder in three (3) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing, plus one percent (1%) (prepayment permitted without penalty). The deferred portion of the purchase price shall be evidenced by a non-negotiable promissory note from the Company and secured by a pledge of all the Purchase Interest purchased by such party. The note(s) and pledge(s) shall be in the form and substance approved by the Affected Member (or Affected Member's personal representatives, heirs, successors or assigns), which approval shall not be unreasonably withheld; *provided*, *however*, the note(s) shall provide that such note(s) may be prepaid at any time without fee or penalty.

(d) Closing. Within thirty (30) days after the final determination of the Buy-Out Value of the Purchase Interest, the seller of the Purchase Interest shall deliver documents to the Company sufficient to transfer the Purchase Interest to the Company against payment of the purchase price as set forth in Section 7.04(c) at the principal office of the Company. Such Purchase Interest must be delivered and transferred to the Company free from any and all liens, claims, and encumbrances. Upon the purchase of a Purchase Interest pursuant to this Section 7.04, the seller of such Purchase Interest shall no longer be a Member or an Assignee.

(e) Effect of Occurrence of Triggering Event on Membership/Statement of Dissociation. Upon the occurrence of a Triggering Event, regardless of whether the Company exercises its Purchase Option, the Affected Member shall forever cease to be a Member of the Company and shall not have the power to exercise any of the rights of a Member of the Company, including the right to participate in the management and conduct of the Company's business (a "**Cessation of Membership**"). Upon such Cessation of Membership, such Affected Member shall be deemed to be an Assignee for all purposes hereunder.

VII. DISSOLUTION, LIQUIDATION AND TERMINATION

VII.1. Events of Dissolution.

The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following:

(a) the date that the Management Committee votes to dissolve the Company;

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(c) Purchase Price and Terms. The price to be paid for the Purchase Interest shall be the Buy-Out Value of such Purchase Interest. In any event of a purchase of a Purchase Interest under this Section 7.04, the purchase price shall be paid at the exclusive discretion of the Company either: (i) at closing, or (ii) one-fourth (1/4) at closing and the remainder in three (3) equal annual installments commencing one (1) year from the date of closing, with interest accrued on the outstanding principal balance to be paid with each such installment at a simple fixed rate equal to the "Prime Rate" as set forth in the Money Section of the Wall Street Journal on the date of closing, plus one percent (1%) (prepayment permitted without penalty). The deferred portion of the purchase price shall be evidenced by a non-negotiable promissory note from the Company and secured by a pledge of all the Purchase Interest purchased by such party. The note(s) and pledge(s) shall be in the form and substance approved by the Affected Member (or Affected Member's personal representatives, heirs, successors or assigns), which approval shall not be unreasonably withheld; *provided*, *however*, the note(s) shall provide that such note(s) may be prepaid at any time without fee or penalty.

(d) Closing. Within thirty (30) days after the final determination of the Buy-Out Value of the Purchase Interest, the seller of the Purchase Interest shall deliver documents to the Company sufficient to transfer the Purchase Interest to the Company against payment of the purchase price as set forth in Section 7.04(c) at the principal office of the Company. Such Purchase Interest must be delivered and transferred to the Company free from any and all liens, claims, and encumbrances. Upon the purchase of a Purchase Interest pursuant to this Section 7.04, the seller of such Purchase Interest shall no longer be a Member or an Assignee.

(e) Effect of Occurrence of Triggering Event on Membership/Statement of Dissociation. Upon the occurrence of a Triggering Event, regardless of whether the Company exercises its Purchase Option, the Affected Member shall forever cease to be a Member of the Company and shall not have the power to exercise any of the rights of a Member of the Company, including the right to participate in the management and conduct of the Company's business (a "**Cessation of Membership**"). Upon such Cessation of Membership, such Affected Member shall be deemed to be an Assignee for all purposes hereunder.

VII. DISSOLUTION, LIQUIDATION AND TERMINATION

VII.1. Events of Dissolution.

The Company shall be dissolved, and its affairs shall be wound up upon the first to occur of the following:

(a) the date that the Management Committee votes to dissolve the Company;

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(b) the sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all of the assets or Units of the Company; or

(c) the entry of a decree of judicial dissolution with respect to the Company under the Act.

1. Procedures Upon Dissolution.

(a) Upon dissolution of the Company, the Management Committee shall wind up the affairs of the Company, sell its assets to the extent necessary to pay its liabilities, and after payment of all liabilities of the Company (including liabilities to a Member or affiliate of a Member, if it is a creditor), shall distribute the remaining assets of the Company to the Members (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the period during which such liquidation occurs), in accordance with Section 4.02.

(b) Immediately prior to the final distribution under Section 8.02(a) (the "**Final Distribution**"), the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution (and the prior Fiscal Years of the Company, provided the Company has not yet filed its U.S. federal income tax returns for such Fiscal Years or is entitled to amend it returns for such Years) to the fullest extent permitted by Section 704(b) of the Code such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

(c) Notwithstanding anything in the contrary in this Agreement, if after the Capital Account adjustments described in Section 8.02(b) hereof the Capital Accounts of the Members are not equal to their respective shares of the Final Distribution, the Company shall not make the Final Distribution and shall instead distribute the proceeds comprising the Final Distribution to the Members in accordance with their positive Capital Account balances (as adjusted per Section 8.02(b) hereof).

VII.2. No Deficit Makeup Obligation.

Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any Adjusted Capital Account Deficit (as defined in Exhibit A hereto).

(b) the sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all of the assets or Units of the Company; or

(c) the entry of a decree of judicial dissolution with respect to the Company under the Act.

1. Procedures Upon Dissolution.

(a) Upon dissolution of the Company, the Management Committee shall wind up the affairs of the Company, sell its assets to the extent necessary to pay its liabilities, and after payment of all liabilities of the Company (including liabilities to a Member or affiliate of a Member, if it is a creditor), shall distribute the remaining assets of the Company to the Members (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the period during which such liquidation occurs), in accordance with Section 4.02.

(b) Immediately prior to the final distribution under Section 8.02(a) (the "**Final Distribution**"), the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution (and the prior Fiscal Years of the Company, provided the Company has not yet filed its U.S. federal income tax returns for such Fiscal Years or is entitled to amend it returns for such Years) to the fullest extent permitted by Section 704(b) of the Code such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

(c) Notwithstanding anything in the contrary in this Agreement, if after the Capital Account adjustments described in Section 8.02(b) hereof the Capital Accounts of the Members are not equal to their respective shares of the Final Distribution, the Company shall not make the Final Distribution and shall instead distribute the proceeds comprising the Final Distribution to the Members in accordance with their positive Capital Account balances (as adjusted per Section 8.02(b) hereof).

VII.2. No Deficit Makeup Obligation.

Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any Adjusted Capital Account Deficit (as defined in Exhibit A hereto).

(b) the sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all of the assets or Units of the Company; or

(c) the entry of a decree of judicial dissolution with respect to the Company under the Act.

1. Procedures Upon Dissolution.

(a) Upon dissolution of the Company, the Management Committee shall wind up the affairs of the Company, sell its assets to the extent necessary to pay its liabilities, and after payment of all liabilities of the Company (including liabilities to a Member or affiliate of a Member, if it is a creditor), shall distribute the remaining assets of the Company to the Members (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all Fiscal Years, including the period during which such liquidation occurs), in accordance with Section 4.02.

(b) Immediately prior to the final distribution under Section 8.02(a) (the "**Final Distribution**"), the Capital Account balances of the Members shall be adjusted, taking into account all contributions, distributions, and allocable items for the Fiscal Year of the Final Distribution (and the prior Fiscal Years of the Company, provided the Company has not yet filed its U.S. federal income tax returns for such Fiscal Years or is entitled to amend it returns for such Years) to the fullest extent permitted by Section 704(b) of the Code such that the Capital Account of each Member prior to the Final Distribution equals (to the fullest extent possible) the distribution to be received by such Member pursuant to the Final Distribution.

(c) Notwithstanding anything in the contrary in this Agreement, if after the Capital Account adjustments described in Section 8.02(b) hereof the Capital Accounts of the Members are not equal to their respective shares of the Final Distribution, the Company shall not make the Final Distribution and shall instead distribute the proceeds comprising the Final Distribution to the Members in accordance with their positive Capital Account balances (as adjusted per Section 8.02(b) hereof).

VII.2. No Deficit Makeup Obligation.

Upon dissolution of the Company, no Member has any obligation to restore to the capital of the Company any Adjusted Capital Account Deficit (as defined in Exhibit A hereto).

VII.3. Termination.

Upon the dissolution and the completion of winding up of the Company, the Management Committee shall file articles of dissolution with the Department of State of the State of Florida in accordance with the Act to accomplish the cancellation of its Articles of Organization.

VIII.

MEMBER COVENANTS

VIII.1. Member Covenants.

Each Member, in its capacity as such, may have access to, and may be involved in, the creation of plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company and Invention Ideas (as defined below), all of which are of vital importance to the success of the Company's business (collectively, "**Confidential Information**").

(a) Non-Disclosure of Confidential Information.

The direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business. Thus, each Member covenants and agrees not to make any use of the Confidential Information except in the performance of its duties, if any, as a Member of the Company, and not to disclose the Confidential Information to third parties, without the prior written consent of the Company. Each Member's obligations under this Section 9.01(a) shall survive any termination of such Member's membership in the Company and shall be binding on such Member's transferees. Each Member agrees that, upon any termination of its membership in the Company, all Confidential Information in its possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will be returned to the Company and will not be retained by such Member.

(b) Invention Ideas.

Each Member may be responsible for or involved in the development of Invention Ideas. The term "**Invention Ideas**" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by such Member alone or with others that relate at the time of conception or reduction to practice of the Invention Idea to the Company's business, or actual or demonstrably anticipated research or development of the Company. Each Member agrees that all Invention Ideas shall be considered "work made for hire" (as such term is defined in 17 U.S.101) and shall be the sole and exclusive property of the Company and

VII.3. Termination.

Upon the dissolution and the completion of winding up of the Company, the Management Committee shall file articles of dissolution with the Department of State of the State of Florida in accordance with the Act to accomplish the cancellation of its Articles of Organization.

VIII.

MEMBER COVENANTS

VIII.1. Member Covenants.

Each Member, in its capacity as such, may have access to, and may be involved in, the creation of plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company and Invention Ideas (as defined below), all of which are of vital importance to the success of the Company's business (collectively, "**Confidential Information**").

(a) Non-Disclosure of Confidential Information.

The direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business. Thus, each Member covenants and agrees not to make any use of the Confidential Information except in the performance of its duties, if any, as a Member of the Company, and not to disclose the Confidential Information to third parties, without the prior written consent of the Company. Each Member's obligations under this Section 9.01(a) shall survive any termination of such Member's membership in the Company and shall be binding on such Member's transferees. Each Member agrees that, upon any termination of its membership in the Company, all Confidential Information in its possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will be returned to the Company and will not be retained by such Member.

(b) Invention Ideas.

Each Member may be responsible for or involved in the development of Invention Ideas. The term "**Invention Ideas**" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by such Member alone or with others that relate at the time of conception or reduction to practice of the Invention Idea to the Company's business, or actual or demonstrably anticipated research or development of the Company. Each Member agrees that all Invention Ideas shall be considered "work made for hire" (as such term is defined in 17 U.S.101) and shall be the sole and exclusive property of the Company and

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VII.3. Termination.

Upon the dissolution and the completion of winding up of the Company, the Management Committee shall file articles of dissolution with the Department of State of the State of Florida in accordance with the Act to accomplish the cancellation of its Articles of Organization.

VIII.

MEMBER COVENANTS

VIII.1. Member Covenants.

Each Member, in its capacity as such, may have access to, and may be involved in, the creation of plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company and Invention Ideas (as defined below), all of which are of vital importance to the success of the Company's business (collectively, "**Confidential Information**").

(a) Non-Disclosure of Confidential Information.

The direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business. Thus, each Member covenants and agrees not to make any use of the Confidential Information except in the performance of its duties, if any, as a Member of the Company, and not to disclose the Confidential Information to third parties, without the prior written consent of the Company. Each Member's obligations under this Section 9.01(a) shall survive any termination of such Member's membership in the Company and shall be binding on such Member's transferees. Each Member agrees that, upon any termination of its membership in the Company, all Confidential Information in its possession, directly or indirectly, that is in written or other tangible form (together with all duplicates thereof) will be returned to the Company and will not be retained by such Member.

(b) Invention Ideas.

Each Member may be responsible for or involved in the development of Invention Ideas. The term "**Invention Ideas**" means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by such Member alone or with others that relate at the time of conception or reduction to practice of the Invention Idea to the Company's business, or actual or demonstrably anticipated research or development of the Company. Each Member agrees that all Invention Ideas shall be considered "work made for hire" (as such term is defined in 17 U.S.101) and shall be the sole and exclusive property of the Company and

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each Member agrees to assign to the Company, without further consideration, such Member's entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company. Each Member will assist the Company (at its expense) in obtaining letters patent or other applicable registrations on such Invention Ideas and will execute all documents and do all other things (including testifying at the Company's expense), as may be reasonably required to obtain letters patent or other applicable registrations thereon.

8. Other Agreements.

To the extent the subject matter of Section 9.01 is covered in other agreements to which the Member and Company are a party, including, but not limited to, non-compete agreements, non-disclosure agreements, employment agreements, consulting agreements and advisory board agreements, such other agreements shall control.

IX. MISCELLANEOUS

1. Partial Invalidity.

In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

2. Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and may be given by (a) certified mail. (b) fax, (c) national overnight delivery service, or (d) electronic mail (e-mail). Notice by certified mail or national overnight delivery service is effective on the earlier of five (5) days from being deposited for delivery or the date noted on the mail or courier receipt. Notice by fax or e-mail is effective when the sender receives confirmation that the fax was sent or that the e-mail was received. Notices shall be sent using the contact information provided by each Member.

Any Member shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such Member to the other Members.

1. Amendment.

This Agreement may be modified or amended at any time by the Management Committee, which shall be evidenced by the Management Committee executing a writing effecting such amendment.

each Member agrees to assign to the Company, without further consideration, such Member's entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company. Each Member will assist the Company (at its expense) in obtaining letters patent or other applicable registrations on such Invention Ideas and will execute all documents and do all other things (including testifying at the Company's expense), as may be reasonably required to obtain letters patent or other applicable registrations thereon.

8. Other Agreements.

To the extent the subject matter of Section 9.01 is covered in other agreements to which the Member and Company are a party, including, but not limited to, non-compete agreements, non-disclosure agreements, employment agreements, consulting agreements and advisory board agreements, such other agreements shall control.

IX. MISCELLANEOUS

1. Partial Invalidity.

In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

2. Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and may be given by (a) certified mail. (b) fax, (c) national overnight delivery service, or (d) electronic mail (e-mail). Notice by certified mail or national overnight delivery service is effective on the earlier of five (5) days from being deposited for delivery or the date noted on the mail or courier receipt. Notice by fax or e-mail is effective when the sender receives confirmation that the fax was sent or that the e-mail was received. Notices shall be sent using the contact information provided by each Member.

Any Member shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such Member to the other Members.

1. Amendment.

This Agreement may be modified or amended at any time by the Management Committee, which shall be evidenced by the Management Committee executing a writing effecting such amendment.

each Member agrees to assign to the Company, without further consideration, such Member's entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company. Each Member will assist the Company (at its expense) in obtaining letters patent or other applicable registrations on such Invention Ideas and will execute all documents and do all other things (including testifying at the Company's expense), as may be reasonably required to obtain letters patent or other applicable registrations thereon.

8. Other Agreements.

To the extent the subject matter of Section 9.01 is covered in other agreements to which the Member and Company are a party, including, but not limited to, non-compete agreements, non-disclosure agreements, employment agreements, consulting agreements and advisory board agreements, such other agreements shall control.

IX. MISCELLANEOUS

1. Partial Invalidity.

In case any one or more of the covenants, agreements, or provisions hereof shall be invalid, illegal, or unenforceable in any respect, the validity of the remaining covenants, agreements, or provisions hereof shall be in no way affected, prejudiced, or disturbed thereby.

2. Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and may be given by (a) certified mail. (b) fax, (c) national overnight delivery service, or (d) electronic mail (e-mail). Notice by certified mail or national overnight delivery service is effective on the earlier of five (5) days from being deposited for delivery or the date noted on the mail or courier receipt. Notice by fax or e-mail is effective when the sender receives confirmation that the fax was sent or that the e-mail was received. Notices shall be sent using the contact information provided by each Member.

Any Member shall have the right to change its address for notice hereunder from time to time to such other address as may hereafter be furnished in writing by such Member to the other Members.

1. Amendment.

This Agreement may be modified or amended at any time by the Management Committee, which shall be evidenced by the Management Committee executing a writing effecting such amendment.

2. Consents; Waivers.

No consent or waiver, express or implied, by the Company or any Member to or of any breach or default by any Member in the performance by such Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Member hereunder. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare the other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or the Member of the rights of the Company or such Member hereunder.

3. Choice of Law.

This Agreement and all rights and liabilities of the Members hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of New York.

IX.1. Arbitration.

Any claim, action, dispute, controversy or disagreement (each, a "**Dispute**") between the parties hereto or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration. Such arbitration shall be conducted by the American Arbitration Association ("**AAA**") in the State of New York, County of New York, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration ("**Demand**"), except to the extent that such rules are inconsistent with the provisions set forth herein. The arbitration shall be conducted by a single arbitrator (the "**Arbitrator**") to be mutually selected by, and agreeable to, the parties. If the parties are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA. In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration. Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction. Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party's case. The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by the parties. Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys' fees to the prevailing party as determined by the Arbitrator.

IX.2. Multiple Counterparts.

This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

2. Consents; Waivers.

No consent or waiver, express or implied, by the Company or any Member to or of any breach or default by any Member in the performance by such Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Member hereunder. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare the other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or the Member of the rights of the Company or such Member hereunder.

3. Choice of Law.

This Agreement and all rights and liabilities of the Members hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of New York.

IX.1. Arbitration.

Any claim, action, dispute, controversy or disagreement (each, a "**Dispute**") between the parties hereto or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration. Such arbitration shall be conducted by the American Arbitration Association ("**AAA**") in the State of New York, County of New York, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration ("**Demand**"), except to the extent that such rules are inconsistent with the provisions set forth herein. The arbitration shall be conducted by a single arbitrator (the "**Arbitrator**") to be mutually selected by, and agreeable to, the parties. If the parties are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA. In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration. Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction. Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party's case. The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by the parties. Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys' fees to the prevailing party as determined by the Arbitrator.

IX.2. Multiple Counterparts.

This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

2. Consents; Waivers.

No consent or waiver, express or implied, by the Company or any Member to or of any breach or default by any Member in the performance by such Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Member hereunder. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare the other Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or the Member of the rights of the Company or such Member hereunder.

3. Choice of Law.

This Agreement and all rights and liabilities of the Members hereunder shall be subject to and governed by the substantive laws (and not the choice of law rules) of the State of New York.

IX.1. Arbitration.

Any claim, action, dispute, controversy or disagreement (each, a "**Dispute**") between the parties hereto or any of their respective successors and assigns under or related to this Agreement shall be governed exclusively and finally by arbitration. Such arbitration shall be conducted by the American Arbitration Association ("**AAA**") in the State of New York, County of New York, and shall be initiated and conducted in accordance with the Commercial Arbitration Rules of the AAA, as such rules shall be in effect on the date of a delivery of a demand for arbitration ("**Demand**"), except to the extent that such rules are inconsistent with the provisions set forth herein. The arbitration shall be conducted by a single arbitrator (the "**Arbitrator**") to be mutually selected by, and agreeable to, the parties. If the parties are unable to agree on the Arbitrator within forty-five (45) days of the date of a Demand, then the parties agree that an Arbitrator shall be designated by the AAA. In any event, the Arbitrator shall be independent and without any economic or financial interest of any kind in the outcome of the arbitration. Any award by the Arbitrator shall be accompanied by a written opinion setting forth the findings of fact and conclusions of law relied upon in reaching the decision. The award rendered by the Arbitrator shall be final, binding and non-appealable, and judgment upon such award may be entered by any court of competent jurisdiction. Each party shall pay the fees of its own attorneys, expenses of witnesses and all other expenses and costs in connection with the presentation of such party's case. The remaining costs of the arbitration, including without limitation, fees of the Arbitrator, costs of records or transcripts and administrative fees shall be borne equally by the parties. Notwithstanding the foregoing, the Arbitrator may modify the allocation of such costs and fees in those cases where fairness dictates a different allocation of costs between the parties and an award of attorneys' fees to the prevailing party as determined by the Arbitrator.

IX.2. Multiple Counterparts.

This Agreement may be executed and acknowledged in multiple counterparts, each of which shall be an original, but all of which shall be and constitute one instrument.

IX.3. Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

4. Benefit of Members.

Except as specifically otherwise provided in this Agreement, this Agreement is made exclusively for the benefit of the Members and no other party shall be entitled to any right, remedy or claim by reason of any provision of this Agreement.

[Signature page follows]

IX.3. Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

4. Benefit of Members.

Except as specifically otherwise provided in this Agreement, this Agreement is made exclusively for the benefit of the Members and no other party shall be entitled to any right, remedy or claim by reason of any provision of this Agreement.

[Signature page follows]

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IX.3. Entire Agreement.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the parties, written or oral, and may not be modified or amended in any manner other than as set forth herein.

4. Benefit of Members.

Except as specifically otherwise provided in this Agreement, this Agreement is made exclusively for the benefit of the Members and no other party shall be entitled to any right, remedy or claim by reason of any provision of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement effective as of the date and year first above written.

9/20/17
Annette Azan

9/20/1
Elizabeth R. Zuber-Sherr

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME THIS
20 DAY OF September, 2017

JIMMY MA
Notary Public, State of New York
No. 01MA6116017
Qualified in New York County
Commission Expires Sept. 20, 2020

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement effective as of the date and year first above written.

9/20/17
Annette Azan

9/20/1
Elizabeth R. Zuber-Sherr

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME THIS
20 DAY OF September, 2017

JIMMY MA
Notary Public, State of New York
No. 01MA6116017
Qualified in New York County
Commission Expires Sept. 20, 2020

24

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement effective as of the date and year first above written.

9/20/17
Annette Azan

9/20/1
Elizabeth R. Zuber-Sherr

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO BEFORE ME THIS
20 DAY OF September, 2017

JIMMY MA
Notary Public, State of New York
No. 01MA6116017
Qualified in New York County
Commission Expires Sept. 20, 2020

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